EXHIBIT 99.1

Wednesday, 9 January 2019

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 11,345,404 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2018/19 interim dividend, National Grid's registered capital consists of 3,687,483,073 ordinary shares, of which 277,421,024 shares are held as treasury shares; leaving a balance of 3,410,062,049 shares with voting rights.

The figure of 3,410,062,049 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section, from Link Asset Services (0371 402 3344, nationalgrid@linkgroup.co.uk) and are also set out in full in the announcement released by the Company on 7 June 2018, which is available on the National Storage Mechanism.

Contact:
Ceri James, Assistant Company Secretary             020 7004 3116